UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Advanced Disposal Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00790X101

(CUSIP Number)

May 10, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790X101	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highstar Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[1]
12.	TYPE OF REPORTING PERSON (see instructions) PN

[1]	On November 16, 2017, the Issuer filed an S-3 registration statement. On March 8, 2018, the Issuer filed a prospectus supplement to permit the resale of 10,000,000 shares of the Issuer’s Common Stock in a secondary public offering. On May 7, 2018, the Issuer filed a prospectus supplement to permit the resale of 11,987,453 shares of the Issuer’s Common Stock in a secondary public offering. The shares previously reported by Highstar Capital LP (“Highstar”) on Schedule 13G were sold in these offerings. This percentage is calculated as of May 10, 2017, at which point Highstar no longer held shares of Common Stock of the Issuer.

CUSIP No. 00790X101	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Star Atlantic GP, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[2]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[2]	On November 16, 2017, the Issuer filed an S-3 registration statement. On March 8, 2018, the Issuer filed a prospectus supplement to permit the resale of 10,000,000 shares of the Issuer’s Common Stock in a secondary public offering. On May 7, 2018, the Issuer filed a prospectus supplement to permit the resale of 11,987,453 shares of the Issuer’s Common Stock in a secondary public offering. The shares previously reported by Star Atlantic GP, Inc. (“Star Atlantic GP”) on Schedule 13G were sold in these offerings. This percentage is calculated as of May 10, 2017, at which point Star Atlantic GP no longer held shares of Common Stock of the Issuer.

CUSIP No. 00790X101	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Star Atlantic Waste Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[3]
12.	TYPE OF REPORTING PERSON (see instructions) PN

[3]	On November 16, 2017, the Issuer filed an S-3 registration statement. On March 8, 2018, the Issuer filed a prospectus supplement to permit the resale of 10,000,000 shares of the Issuer’s Common Stock in a secondary public offering. On May 7, 2018, the Issuer filed a prospectus supplement to permit the resale of 11,987,453 shares of the Issuer’s Common Stock in a secondary public offering. The shares previously reported by Star Atlantic Waste Holdings, L.P. (“Star Atlantic”) on Schedule 13G were sold in these offerings. This percentage is calculated as of May 10, 2017, at which point Star Atlantic no longer held shares of Common Stock of the Issuer.

CUSIP No. 00790X101	13G	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer

Advanced Disposal Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices

90 Fort Wade Road, Ponte Vedra, Florida 32081

Item 2.

(a)	Name of Person Filing

This statement is filed by:

(i)	Highstar Capital LP, a Delaware limited partnership;

(ii)	Star Atlantic GP, Inc., a Delaware corporation; and

(iii)	Star Atlantic Waste Holdings, L.P., a Delaware limited partnership.

(b)	Address of the Principal Office or, if none, residence

277 Park Avenue, 45th Floor, New York, New York 10172

(c)	Citizenship

See Item 4 of the cover pages.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

00790X101

Item 3.

Not Applicable.

Item 4.	Ownership.

This Amendment No. 2 to Schedule 13G is jointly filed in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, by Highstar, Star Atlantic GP and Star Atlantic. Highstar is a registered investment adviser. PineBridge Highstar (SPE) LLC serves as the general partner of Star Atlantic GP and has delegated management authority for Star Atlantic GP to Highstar. Highstar also serves as the investment manager for Star Atlantic. Star Atlantic is the direct holder of the shares of the Issuer’s Common Stock subject to this Schedule 13G.

CUSIP No. 00790X101	13G	Page 6 of 7 Pages

(a)	Amount beneficially owned: See responses to Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See response to Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 00790X101	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

05/21/2018 Date

/s/ Emmett McCann Signature

Emmett McCann / Authorized Signatory of Highstar Capital LP Name/Title

05/21/2018 Date

/s/ Emmett McCann Signature

Emmett McCann / Authorized Signatory of Star Atlantic GP, Inc. Name/Title

05/21/2018 Date

/s/ Emmett McCann Signature

Emmett McCann / Authorized Signatory of Star Atlantic Waste Holdings, L.P. Name/Title